February 25, 2021

VIA EDGAR

Geoff Kruczek

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	FinTech Evolution Acquisition Group Registration Statement on Form S-1 File No. 333-252969

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of FinTech Evolution Acquisition Group that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Washington D.C. time, on March 1, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ellenoff Grossman & Schole LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that, as of the date hereof, approximately 613 copies of the preliminary prospectus dated February 24, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that the several underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

UBS Securities LLC
as representative of the several underwriters

UBS Securities LLC

By:	/s/ Thomas Schadewald
Name: Title:	Thomas Schadewald Director

By:	/s/ John Delgado
Name:	John Delgado
Title:	Associate Director

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